Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: September 9, 2026





MAKING LIFE
MORE
FLAVORFUL

McCormick & Company, Inc.

Barclays Global Consumer Conference

September 9, 2026




OUR BEST
GOURMET
ORGANIC
GROUND SAIGON
CINNAMON

Forward-looking Information

Certain information contained in this presentation, including statements concerning expected performance such as those relating to net sales, gross margin, earnings, cost savings, special charges, including transaction and integration expenses, mergers, acquisitions, brand marketing support, volume and product mix, income tax expense, tariff-related matters, and the impact of foreign currency rates are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by the use of words such as "may," "will," "expect," "should," "anticipate," "intend," "believe," "plan," and similar expressions. These statements may relate to: general economic and industry conditions, including consumer spending rates, recessions, interest rates, and availability of capital; expectations regarding sales growth potential in various geographies and markets, including the impact of brand marketing support, product innovation, and customer, channel, category, heat platform, and e-commerce expansion; the expected results of operations of businesses acquired, including the additional 25% ownership interest in McCormick de Mexico; expected trends in net sales, earnings performance, and other financial measures; the expected impact of pricing actions on the Company's results of operations, including our sales volume and mix as well as gross margins; the expected impact of the inflationary cost environment on our business; the anticipated effects of factors affecting our supply chain, including the availability and prices of commodities and other supply chain resources such as raw materials, packaging, labor, and transportation; the potential impact of trade policies, including tariffs; the potential impact of legal challenges to U.S. tariffs, tariff refunds, and the timing and anticipated benefits thereof; the expected impact of productivity improvements, including those associated with our CCI program and the Global Business Services operating model initiative; the ability to identify, attract, hire, retain, and develop qualified personnel and the next generation of leaders; the impact of ongoing or future geopolitical conflicts, including those between Russia and Ukraine and the war/conflict in the Middle East, including the potential for broader economic disruption, in particular related to fuel and freight prices; expected working capital improvements; the anticipated timing and costs of implementing our business transformation initiative, which includes the implementation of a global enterprise resource planning (ERP) system; the expected impact of accounting pronouncements; expectations regarding pension and postretirement plan contributions and anticipated charges associated with those plans; the holding period and market risks associated with financial instruments; the impact of foreign exchange fluctuations; the adequacy of internally generated funds and existing sources of liquidity, such as the availability of bank financing; the anticipated sufficiency of future cash flows to enable payments of interest, repayment of short- and long-term debt, working capital needs, planned capital expenditures, quarterly dividends, and our ability to obtain additional short- and long-term financing or issue additional debt securities; and expectations regarding purchasing shares of McCormick's common stock under the existing repurchase authorization.

These and other forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Results may be materially affected by factors such as: the Company's ability to drive revenue growth; the Company's ability to increase pricing to offset, or partially offset, inflationary pressures on the cost of our products; damage to the Company's reputation or brand name; loss of brand relevance; increased private label use; the Company's ability to offset cost pressures or business impacts related to trade policies such as tariffs, including relating to tariff refunds; the Company's ability to drive productivity improvements, including those related to our CCI program and other streamlining actions; product quality, labeling, or safety concerns; negative publicity about our products; actions by, and the financial condition of, competitors and customers; the longevity of mutually beneficial relationships with our large customers; the ability to identify, interpret and react to changes in consumer preference and demand; business interruptions due to natural disasters, unexpected events or public health crises; issues affecting the Company's supply chain and procurement of raw materials, including fluctuations in the cost and availability of raw and packaging materials; labor shortage, turnover and labor cost increases; the impact of changing political and geopolitical conditions, including the ongoing conflicts between Russia and Ukraine and the war/conflict in the Middle East, including the potential for broader economic disruption; government regulation, and changes in legal and regulatory requirements and enforcement practices; the lack of successful acquisition and integration of new businesses; global economic and financial conditions generally, availability of financing, interest and inflation rates, and the imposition of tariffs, quotas, trade barriers and other similar restrictions; foreign currency fluctuations; the effects of our amount of outstanding indebtedness and related level of debt service as well as the effects that such debt service may have on the Company's ability to borrow or the cost of any such additional borrowing, our credit rating, and our ability to react to certain economic and industry conditions; impairments of indefinite-lived intangible assets; assumptions we have made regarding the investment return on retirement plan assets, and the costs associated with pension obligations; the stability of credit and capital markets; risks associated with the Company's information technology systems, including the threat of data breaches and cyber-attacks; the Company's inability to successfully implement our business transformation initiative; fundamental changes in tax laws; including interpretations and assumptions we have made, and guidance that may be issued, and volatility in our effective tax rate; climate change; Environmental, Social and Governance (ESG) matters; infringement of intellectual property rights, and those of customers; litigation, legal and administrative proceedings; the Company's inability to achieve expected and/or needed cost savings or margin improvements; negative employee relations; and other risks described in the Company's filings with the Securities and Exchange Commission.

Actual results could differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. See additional Forward-Looking disclaimer in Appendix.

Making Strong Progress and Building Momentum

- Building on a Strong Flavor-Centric Foundation
- Expanding Flavor Focus and Growth Opportunities
- Preparing for Integration and Synergy Capture
- Supporting Value Creation and Deleveraging

Making Life More Flavorful for Nearly 140 Years

A Global Leader in Flavor

$7.7B FY25 Net Sales[1]	**2 Segments** Consumer & Flavor Solutions	**>150** Countries & Territories	In & Away From Home	Every Format & Application	Every Cuisine & Flavor Trend

And the Most Trusted Source of Flavor Across Food & Beverage

McCormick	French's	Frank's RedHot	Zatarain's	Lawry's	McCormick Grill Mates	大桥 DAQIAO
Cholula	Gourmet Garden	Club House	Kamis	Schwartz	McCormick Gourmet Collection	Old Bay
Thai Kitchen	McCormick Culinary	Ducros	Mc	Vahiné	Mc Flavor solutions	La Drogheria 1880

1. FY25 reflects McCormick's pro forma net sales including McCormick de Mexico.

Flavor is a Structurally Attractive Category Within Food

Others Compete for Calories... We Flavor Them



Taste is #1 purchase driver in and out of home



Aligned with health and wellness



Gen Z over-indexes to flavor consumption

Source: McCormick Global Pulse Survey Dec 2025 (U.S., Canada, Mexico, U.K., France, Spain, Italy, Poland, China and Australia).

McCormick is Differentiated in Flavor and Performance

McCormick is Flavor-Focused



- Enduring leadership in flavor
- Broad, flavor-focused global portfolio across two segments
- Unmatched connectivity to the consumer

Driving Robust Growth



- Increased focus on profitable categories
- Proven productivity program (CCI)
- Targeted high-return investments

Delivering a Proven Track Record



- Industry-leading performance
- Strong foundation and long-term fundamentals
- System of competitive advantages

Building a Preeminent Global Flavor Company

Proven Integration Playbook Across a Decade

Herbs, Spices & Seasonings	Scaled Move into Condiments & Sauces	Expanding Flavor Solutions
Gourmet Garden; La Drogheria 1880	French's; Cholula; Frank's RedHot; McCormick de Mexico	FONA International; Giotti

- RB Foods Highlights Ability to Integrate Large Acquisitions
- Cholula and FONA Demonstrate a Repeatable Strategy Across Segments
- Track Record of Successful M&A, Grounded in Strategic Rationale and Synergy Delivery
- Acquisitions Contributed +2% on Top of a +4% Organic Sales CAGR Over 10 Years[1]

Acquisitions Delivered Growth, Synergy and Earnings Accretion

1. In constant currency.

Building a Preeminent Global Flavor Company

Proposed Combination with Unilever Foods

Compelling Strategic Rationale

- ☑ Brings together highly complementary businesses with focused scale and strong strategic fit
- ☑ Increases exposure to advantaged categories, supported by industry-leading brand investments
- ☑ Enhances geographic balance and global distribution reach
- ☑ Expands growth opportunities, enabling margin expansion and continued reinvestment
- ☑ Provides a clear path to realizable synergies, significant earnings accretion, and shareholder value

$20B[1] Combined Company FY25 Net Sales[2]

Global Iconic Brands

McCormick, Hellmann's, Knorr, French's

High Growth Potential Brands

Frank's RedHot, Cholula, Maille

Local Favorite Brands

Ducros, Schwartz, Kamis, Royco, Amora, Calvé, Marmite, Fruco, Maizena

Sources: Euromonitor, 2025; Circana Scan Panel, L52 Weeks Ending 11/30/25; Berenberg
Notes: Unilever Foods' sales and other metrics are based on management estimates.

1. Combined sales figure represents McCormick's net sales for the fiscal year ended November 30, 2025, and Unilever Foods net sales based on 2025 preliminary carve-out financial information, prepared under IFRS and translated from EUR to USD at the Unilever 2025 average rate of ($1.124:€1.00).
2. FY25 reflects McCormick's business including McCormick de Mexico and Unilever Foods' business excluding business in India, Nepal and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business (together, "Excluded Businesses"). Unilever Foods' sales and other metrics are based on management estimates. See "Non-GAAP and Other Financial Information" for discussion of inclusion of McCormick de Mexico earnings.

Future Consumer and Customer Centric Operating Model

	% of FY25 Revenue[1]	Division Characteristics	Growth Opportunity
CONSUMER AMERICAS	37%	Attractive flavor categories, including herbs, spices, seasonings, bouillon, condiments, and sauces	*Leveraging the right brands and capabilities in the right categories to win in each region*
CONSUMER INTERNATIONAL	32%		
GLOBAL FOOD SERVICE	19%	Away-from-home channels, with a highly complementary combination of expertise and footprint	*Bringing together complementary food service expertise*
GLOBAL FLAVOR	12%	Customized specialty flavors, seasonings, condiments, and coatings to CPG manufacturers and restaurants	*Strategically important for fulfilling the end-to-end flavor model that drives global share growth*

1. Combined sales figure represents McCormick's net sales for the fiscal year ended November 30, 2025, and Unilever Foods net sales based on 2025 preliminary carve-out financial information, prepared under IFRS and translated from EUR to USD at the Unilever 2025 average rate of ($1.124:€1.00). FY25 reflects McCormick's business including McCormick de Mexico and Unilever Foods' business excluding business in India, Nepal and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business (together, "Excluded Businesses"). Unilever Foods' sales and other metrics are based on management estimates.

Experienced Future Global Executive Team

Leverages top talent from across both organizations

Current McCormick Leader
Current Unilever Foods Leader



BRENDAN M. FOLEY
Chairman, President and Chief Executive Officer



MARCOS GABRIEL
Executive Vice President and Chief Financial Officer



ANDREW FOUST
EVP, President Americas Consumer



TABATA GOMEZ
EVP, Chief Growth & Global Marketing Officer



JENNIFER HAN
EVP, Chief Supply Chain Officer



NURIA HERNANDEZ
EVP, President Global Food Service



GUY PERI
EVP, Chief Information & Digital Officer



SARAH PIPER
EVP, Chief Human Resources Officer



SUZANNE ROY
EVP, President Global Flavor



HEIKO SCHIPPER
EVP, President International Consumer



JEFF SCHWARTZ
EVP, Chief Legal Officer



HEIKE STEILING
EVP, Chief R&D Officer

Combination Accelerates Flavor Growth


Reinvest in the Business with Best-in-Class Brand Support
Shape High Flavor Demand with Strong Insights
Scaled Flavor Platform
Maximize Growth Across Geographies and Channels
Innovate to Win Across Leading Categories
Amplify & Expand Winning Brands

Combination Benefits

Combines scale, insights, and innovation across global, local, and high growth brands

Creates a future-fit portfolio aligned to evolving consumer and food industry trends

Broadens channel reach and captures whitespace through expansion of high growth brands

Delivers ability to reinvest in the business to sustain industry leading brand support

Distinct Levers to Capture Growth Synergies

Win Where We Lead

Commercial engine driving growth in attractive categories



Core Growth Opportunity

Bring our Brands to More Homes Globally

Scale brands where we have a right to win

CHOLULA

MAILLE

GOURMET GARDEN HERBS SPICES

Whitespace Opportunity

Shape the Future of Flavor

Turn emerging tastes into scalable innovation



Innovation Opportunity

Be the Food Service Flavor Partner

Kitchen ingredient to table condiment, one flavor partner


French's

Cross-Selling Opportunity

Be the Food Industry's Flavor Partner

World-class R&D behind customer innovation



Insight Opportunity

DISCIPLINED POST-CLOSE EXECUTION

YEAR 1	YEAR 2-3	YEAR 4-5
Strengthen Core	Deploy & Drive Performance	Build the Future

Global Footprint Creates New Growth Opportunities

% Sales Exposure[1]

Pre-Transaction / Go-Forward



Pre-Transaction
Emerging Markets 25%
Developed Markets 75%
North America – 59%
Europe – 13%
Other Developed – 3%
Go-Forward
Emerging Markets 41%
Developed Markets 59%
North America – 36%
Europe – 20%
Other Developed – 3%

- ✓ Unlocks **meaningful Emerging Market** (EM) **exposure** and creates a globally diversified business
- ✓ Adds more scale across **Europe**, **Latin America,** and **Asia Pacific**
- ✓ Enhanced long-term growth profile from exposure to **above-category growth** in EM
- ✓ Stronger global footprint is **accretive to profits** with an enhanced **cash flow** profile

1. Combined sales figure represents McCormick's net sales for the fiscal year ended November 30, 2025, and Unilever Foods net sales based on 2025 preliminary carve-out financial information, prepared under IFRS and translated from EUR to USD at the Unilever 2025 average rate of ($1.124:€1.00). FY25 reflects McCormick's business including McCormick de Mexico and Unilever Foods' business excluding business in India, Nepal and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business (together, "Excluded Businesses"). Unilever Foods' sales and other metrics are based on management estimates.

Spotlight on Key Growth Opportunities – Consumer

Herbs and Spices

A Category with Enduring Tailwinds

$18B
Category Size

+5%
10-year Revenue CAGR

+5%
5-Year Outlook

- Gen-Z demand for flavor
- Price-pack architecture
- Higher flavor per bite
- At-Home cooking

Expansion into New Markets

~$2.5B
Opportunity in large H&S markets

+6-15%
CAGR in key whitespace countries

Route-to-market into high growth whitespace countries with minimal McCormick presence through **established Unilever footprint**

Bouillon and Cooking Aids

Affordable Flavor At Scale

$15B
Category size

+4%
10-year Revenue CAGR

Innovation opportunity aligned **with health and wellness**

4-6%
Long-Term Category Growth

A Key Growth Driver for Knorr

$1.8B
Knorr consumer Bouillon revenues

~50%
of Knorr consumer revenues

Combine Knorr's **global scale** and local capabilities with McCormick's **flavor expertise**

Overweight the Growth Segment

~6% US cube & powder value CAGR

Cube and powder **outgrowing liquid** aligned with Knorr's strengths

Source: Euromonitor 2025

Spotlight on Key Growth Opportunities – Consumer

Mayonnaise

Compelling growth profile of the Mayonnaise category

$14B Category size

+4% 10-year Revenue CAGR

+5% 5-Year Outlook

Strong household and flavor trends driving growth

High household penetration

71% for Gen Z
(+6pp since 2019)

Flavored Mayo is outgrowing the category

Positive mix and attractive profitability

Trade up through formats and variants

A truly global brand with **attractive** margins that **allow for reinvestment**

Hot Sauce

A category bringing long-term heat

$6B Category Size

+6% 10-year Revenue CAGR

+4% Long-term Outlook

Sustainable flavor profile

Millennial & Gen-Z demand

Travelling globally

Growing household penetration and expansion into new markets

US HH penetration

67.5%
(+10pp since 2019)

$1.2B Identified Hot Sauce International Opportunity

Access to **86 attractive markets** where Frank's and Cholula are underrepresented today

Source: Euromonitor 2025

Spotlight on Key Growth Opportunities

Food Service

Expand presence in attractive food service markets

75

Countries with established Unilever Food Solutions

McCormick has limited or no Food Service presence in **51** *of these countries*

New geographies offer sizeable growth pools

~$23B Addressable Food Service opportunity[1]

~6% CAGR of addressable opportunity

Complementary Strengths

McCormick + Unilever

- Distributor relationships
- Flavor capabilities
- Operator relationships
- Geographic reach

Unlocking the US Opportunity for Unilever Foods

McCormick's platform and retail relationships provide opportunities to expand Unilever's underpenetrated portfolio



Accelerating McCormick's European Growth

Unilever's European footprint and route-to-market accelerate McCormick's brand and flavor expansion across Europe



Expanding McCormick's China Platform

Unilever Food's scale in China adds food service reach to an already established McCormick Branded Food Service presence



1. Across Unilever-only markets in categories where McCormick has relevant capabilities (Herbs & Spices, Sauces, Condiments and Bouillon).



Building on a Strong Flavor-Centric Foundation

Expanding Flavor Focus and Growth Opportunities

Preparing for Integration and Synergy Capture

Supporting Value Creation and Deleveraging

Strong 1H Performance Supports 2026 Outlook

1H Financial Performance

- ✓ Solid organic sales growth
- ✓ Enhanced margins enabling continued investments in an inflationary environment
- ✓ Robust cash flow supports capital allocation priorities
- ✓ McCormick de Mexico delivering against sales, margin, and cash-conversion goals

Strategic Progress

- ✓ Integration substantially complete for McCormick de Mexico
- ✓ North America ERP planning progressing well for early 2027 implementation
- ✓ Strong progress made by dedicated team supporting Unilever Foods integration plans
- ✓ Detailed action plans identified to support run-rate cost synergy targets

Remain Confident in Delivering our 2026 Outlook

Cost Synergy Sources

$600M Targeted Run-Rate Cost Synergies Net of Growth Reinvestments & Potential Dis-Synergies

Category	Sources	*Synergy Breakdown*
SG&A *Go-to-market efficiencies and back-office optimization*	• Economies of scale and improved efficiency across global platform • Operational efficiency across functions and countries • Indirect spend including media	**50%**
Procurement *Ingredients and packaging purchasing efficiencies*	• Realization of scale benefits across raw materials and packaging • Standardization of packaging and formats • Align formulas and specifications	**40%**
Manufacturing & Logistics *Manufacturing efficiencies and network optimization*	• Targeted factory and warehouse overlap opportunities • Streamlining logistics and distribution • Leveraging new footprint to reduce third party manufacturing	**10%**

Expect to Capture 2/3 of Run-Rate Cost Synergies by Year 2 and the Remaining by Year 3

Cost Synergies in Action – Procurement

Procurement Levers	Opportunities	How we capture them
Commercial Optimization *Buy same quantities and types of goods at **better unit prices***	• Spend fragmented regionally • ~50% overlap of Top 100 supplier spend • Inefficient long tail spend	✓ Global and Regional RFPs and targeted negotiations ✓ Rationalize and improve tail spend
Technical Optimization *Buy same quantities at **optimized specifications / SLAs***	• Spec proliferation across direct materials and packaging • Meaningful variation in spec count and spend between companies	✓ Harmonize like-for-like specs ✓ Align formulas while maintaining quality

Packaging Case Study
Plastic Bottles

Direct Materials Case Study
Starches & Derivatives

Procurement Cost Synergies

~$240M

Targeted Run-Rate

Well-Defined Roadmap for Integration

Dedicated Integration Management Office



Led by Andrew Foust

Chief Integration Officer

- ✓ Successfully supported integrations of RB Foods, Cholula, and FONA
- ✓ 20 functional teams to support seamless transition
- ✓ 200+ team members across McCormick and Unilever mobilized to prepare for post-closing integration

TSA Considerations

- ✓ **Support-function continuity secured** via TSAs covering 70% of total processes
- ✓ **Transition costs fully reflected** in announced deal economics
- ✓ **Centralized contracting** keeps critical third-party relationships intact
- ✓ **Fully standalone within 2 years**, services to be phased out in waves

A Phased Approach Creates a Clear Path to Full Integration

	Separation *60-90 days prior to close*	**Close** *By Mid-2027*	**Integration** *Within 2 years post-close*	**Fully Integrated** *Post Year 2*
Key Focus Areas	• Unilever Foods: complete shift to 100% standalone • Retain key talent • Stand up the interim operating model for Day 1 • Establish TSAs[1] between Unilever & Unilever Foods	• Joint leadership team to begin operations • Onboard Unilever Foods employees to McCormick • Activate go to market teams to drive growth • Begin capturing planned cost synergies • Continuation of services already being provided from separation	• Select shifts to fully-integrated model • Harmonize and optimize systems and data • Begin phased, geographic exit of TSAs • Drive growth, innovate, and strengthen portfolio • Capture two thirds of cost synergies	• Complete rollout of fully integrated model • Fully maximize growth synergies • Realize full run-rate cost synergies • Exit all TSAs via wave-based approach
Responsibility	Unilever Owns Business and Drives the Separation	Owns and Integrates Combined Business	Unilever Supports Integration with TSAs	Full Integration

1 Transition Service Agreements

TSAs Ensure Business Continuity and Transition Readiness

Key TSA Focus Areas

Technology, Operations, & Technical Enablement

Support across IT, Global Business Solutions, R&D, and Supply Chain

Finance Reporting and Governance

Finance, ESG, and data provisioning

People, Workplace and Corporate Services

Payroll, recruitment operations, travel, data management, and office space

TSA Structure Focused on Support Functions; Expect Minimal Disruption to Commercial Operations

Best-in-Class Financial Profile

Attractive combination of **growth and synergy realization**

Continued reinvestment in brands and innovation

Meaningfully accretive to growth operating margin and earnings

Year 3

Sales Growth[1]	3-5%
Adjusted Operating Margin[1,2]	23-25%

Positioned for Long-Term Growth & Sustained Profitability

Expected Adjusted EPS Accretion[3]: Mid- to High-Single-Digits in Year 1, Mid- to High-Teens in Year 3

Sources: Company information. Unilever Foods' sales and other metrics are based on management estimates.

Notes:

1. Reflects 3 years post close for the combined company. 5% assumes favorable market conditions
2. Reflects estimated $600M run-rate cost synergies. Synergy estimates reflect management projections; actual synergies achieved may differ materially.
3. Earnings per share accretion includes the impact of a step-up in amortization of customer intangibles.

Strong Cash Flow and Disciplined Capital Allocation

Combined Free Cash Flow Profile to Strengthen Post-Close...

Illustrative: Projected Year 2 Cash Flow


100%+ of Net Income
Net Income
Non-Cash Addbacks¹
Net Change in Working Capital
CapEx @ ~3% of Net Sales
Free Cash Flow

Free Cash Flow Conversion


100%
81%
92%
100%
FY24
FY25
FY26E
Post-Close

Continued Reinvestment and Dividend Growth

Cash Available for Debt Paydown[2] by Year 2

$1.5B - $2.0B

Supporting Dividend and Reinforcing Clear Path to Rapid Deleveraging

Improving McCormick Standalone Net Leverage


3.3x
3.0x
< 2.9x
FY24
FY25
FY26E*

Projected Combined Company Net Leverage[3]


< 2.9x
≤ 4.0x
3.0x
2.0x to 3.0X
FY26E*
LTM at Close
Two Years Post-Close
Ongoing

Sources: Company information, FactSet. *McCormick 2026E CapEx, Free Cash Flow, and Net Leverage figures are based on analyst consensus estimates.

Notes: Free cash flow is defined as net cash provided by operating activities less capital expenditures. Net Leverage is defined as net debt (which is defined as total debt, net of total cash) to Adjusted EBITDA. Unilever Foods' sales and other metrics are based on management estimates

1. Including D&A and SBC
2. Free cash flow minus expected dividend. Also reflects projected cash available at the beginning of Year 2
3. Reflects McCormick's business including McCormick de Mexico; excludes Unilever Foods' "Excluded Businesses." See "Non-GAAP and Other Financial Information" for discussion of inclusion of McCormick de Mexico earnings

Strong Integration Planning Progress to Date with Milestones Ahead

Today

Transaction Announcement

March 2026

Operating Model, Leadership, and Secondary Listing

July 2026

Announced secondary listing in London, planned new operating model, and future combined company executive leadership team

Synergies and TSAs

September 2026

Announce further details on expected cost and growth synergies and the scope of TSAs

Unilever Food Carveout, S-4 Filing, Regulatory Clearance, and MKC Shareholder Vote

Calendar Q4 2026 – Q1 2027

Workstreams running in parallel with shareholder vote close to close

Anticipated Transaction Close

Mid-2027

Making Strong Progress and Building Momentum

- Building on a Strong Flavor-Centric Foundation
- Expanding Flavor Focus and Growth Opportunities
- Preparing for Integration and Synergy Capture
- Supporting Value Creation and Deleveraging





MAKING LIFE
MORE FLAVORFUL

McCormick & Company, Inc.

Barclays Global Consumer Conference

September 9, 2026




OUR BEST
GOURMET
ORGANIC
GROUND SAIGON
CINNAMON
COLLECTION

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as "will," "aim," "expects," "anticipates," "intends," "looks," "believes," "vision," "ambition," "target," "goal," "plan," "potential," "work towards," "may," "milestone," "objectives," "outlook," "probably," "project," "risk," "continue," "should," "would be," "seeks," or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management's current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (vi) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vii) uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (viii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (ix) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (x) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (xi) the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xii) the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; (xiii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiv) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company's filings with the Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Unilever Cautionary Statement Regarding Forward Looking Statements

This document may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick's website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick's shareholders in connection with the proposed transaction. Information about McCormick's directors and executive officers and their ownership of McCormick's common stock is set forth in McCormick's proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick's securities have changed since the amounts printed in McCormick's proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.